securities AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of April, 2008

ECTEL LTD.

(Translation of Registrant`s Name into English)

10 Amal Street

Park Afek

Rosh Ha'ayin 48092

ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

Yes [  ]                 No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______

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Attached hereto and incorporated by reference herein is a press release issued by ECtel Ltd. on April 23, 2008 announcing "ECtel Strengthens Market Position with Launch of Fraudview® 8.2". Such press release is hereby incorporated by reference into the Registrant`s Registration Statement on Form S-8, Registration No. 333-127576.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ECTEL LTD.
(Registrant)

By: //s//_________________________

Michael Neumann
Senior Vice President and

Chief Financial Officer

Dated:  April 30, 2008

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Index to Exhibits

Exhibit No.                  Exhibit

1                                   Press Release issued April 30, 2008

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EXHIBIT 1

ECtel Strengthens Market Position with Launch of Fraudview® 8.2

The New Version Expands the Product`s Risk Management Capabilities and Enables Unlimited Scale-Out Options and Full System Extendibility

ROSH HA'AYIN, Israel, April 23rd, 2008 ECtel Ltd. (NASDAQ: ECTX), a leading provider of Integrated Revenue Management(TM) (IRM(TM)) solutions, announced today the release of a new version of Fraudview®, ECtel`s groundbreaking and market-leading fraud management platform.

The new version, Fraudview® 8.2, expands the product`s fraud convergence to include new technologies and fraud schemes and improves the product`s extendibility, scalability and operational effectiveness.

"Fraudview® 8.2 is the result of ECtel`s ongoing effort to address the increased fraud risks faced by telecom operators as they employ new technologies, acquire additional subscribers and offer new services to customers," said Itzik Weinstein, CEO of ECtel. "This new version of our innovative technology will further empower our customers, allowing them to save money by addressing and neutralizing fraud threats."

Featuring a new application screening module that provides new schemes to detect subscription fraud and repeat fraudsters at the service provisioning and customer acquisition phase, as well as a new credit limit monitoring feature that continuously screens the ongoing subscriber usage and monitors the maintenance of their personal credit limits, Fraudview® 8.2 is the market`s most complete fraud management solution for telecom operators.

Other features of Fraudview® 8.2 include full support for RAC (Real Application Clusters) architecture, enabling unlimited Scale-Out options and High Availability capabilities for the system; System Extendibility - the new CIT version (Configuration & Integration Toolkit) allows the customer`s IT department to fully configure the system and add new interfaces and services, independent of ECtel`s professional services; and the option of  Multi Language - Fraudview® 8.2 is now fully multi-lingual across all application GUI (Graphical User Interface), allowing for non-English speaking analysts to utilize the system more effectively and efficiently.

 About ECtel

ECtel (NASDAQ:ECTX) is a leading global provider of Integrated Revenue Management(TM) (IRM(TM)) solutions for communications service providers.
A pioneering market leader for nearly 20 years, ECtel offers carrier-grade solutions that enable wireline, wireless, converged and next generation operators to fully manage their revenue and cost processes. ECtel serves prominent Tier One operators, and has more than 100 implementations in over 50 countries worldwide. Established in 1990, ECtel maintains offices in the Americas and Europe. For more information, visit www.ectel.com

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Certain statements contained in this release contain forward-looking information with respect to plans, projections or future performance and products of the Company, the occurrence of which involves certain risks and uncertainties, including, but not limited to, the reoccurrence of sales to existing customers, the ability to recognize revenue in future periods as anticipated, the possible slow-down in expenditures by telecom operators, the unpredictability of the telecom market, product and market acceptance risks, ability to complete development and market introduction of new products, the impact of competitive pricing and offerings, fluctuations in quarterly and annual results of operations, dependence on several large customers, commercialization and technological difficulties, risks related to our operations in Israel and other risks detailed in the Company's annual report on Form 20-F and other filings with the Securities and Exchange Commission. ECtel undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Company Contacts:

Michael Neumann, Senior Vice President and CFO
Renée Van-Oostveen, MarCom Manager
Tel: +972-3-9002115
Fax: +972-3-9002103
Email: mickeyne@ectel.com; ir@ectel.com

Media Contact:
Ruder Finn Israel for ECtel
Matthew Krieger
Tel: +972-544-676-950
Email: matthew@ruderfinn.co.il

Investor Relations Contacts:
GK Investor Relations for ECtel
Ehud Helft\Kenny Green
Tel: + 1 617 418 3096 \ + 1 646 201 9246
Email: info@gkir.com

Investor Relations Contacts:

GK Investor Relations for ECtel
Ehud Helft\Kenny Green
Tel:  617 418 3096 \  646 201 9246
Email: info@gkir.com

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